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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)    (

Ascendia Brands, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
15670X104
(Cusip Number)
Erin Ross Watershed Asset Management, L.L.C. One Maritime Plaza, Suite 1525 San Francisco, California 94111 (415) 391-8900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 16, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

( The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

13D

CUSIP No. 15670X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 4,658,551 Shares, which is 9.99% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 971,107 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 971,107 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 971,107 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 13 Pages

13D

CUSIP No. 15670X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 4,658,551 Shares, which is 9.99% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,687,444 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,687,444 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,687,444 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 13 Pages

13D

CUSIP No. 15670X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Asset Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 4,658,551 Shares, which is 9.99% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,658,551 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,658,551 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,658,551 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 13 Pages

13D

CUSIP No. 15670X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WS Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 4,658,551 Shares, which is 9.99% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,658,551 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,658,551 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,658,551 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 13 Pages

13D

CUSIP No. 15670X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridee A. Moore
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 4,658,551 Shares, which is 9.99% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by her on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,658,551 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,658,551 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,658,551 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 13 Pages

This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on February 20, 2007 (collectively, with all amendments thereto, the “Schedule 13D”).

Preliminary Note: The Reporting Persons (as defined below) are filing this amendment to their Schedule 13D with respect to the shares of Common Stock, par value $0.001 (the “Shares”), of Ascendia Brands, Inc. (the “Company”). As previously reported, the Reporting Persons do not currently own any Shares and have not engaged in any transactions with respect to the Shares since the filing of the Schedule 13D.

On February 9, 2007, certain of the Reporting Persons were issued by the Company certain Secured Convertible Notes due 2016 (the “Notes”), each Note being convertible at any time into Shares. When issued, the Noteswere convertible at a price of $0.42 per Share, subject to certain anti-dilution adjustments. As a result of the events described in the Company's 8-K filed with the Securities and Exchange Commission on January 22, 2008 (the “January 22 8-K”), the Notes are now convertible into Shares at a price of $0.1326 per Share, subject to certain anti-dilution adjustments. Pursuant to the terms of the Conversion Cap (as defined and further described in Item 4 below), the Reporting Persons' Notes are in aggregate convertible into 9.99% of the number of Shares of the Company issued and outstanding immediately after conversion of the Notes. Based on the 41,973,590 Shares currently outstanding as reported by the Company, such 9.99% limit is currently equivalent to 4,658,551 Shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), the Reporting Persons may be deemed to be beneficial owners of such 4,658,551 Shares.

All numbers and percentages contained in this Schedule 13D represent Shares and not Notes(unless stated otherwise). For additional information regarding the Notes, see Item 4 below and the prior Schedule 13D.

Item 4. Purpose Of The Transaction

Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

As reported by the Company in its January 22 8-K filed in connection with the restructuring of the Company’s senior debt, an affiliate of Prentice Capital Management, LP made an investment (the “Prencen Investment”) in Series C Convertible Preferred Stock of the Company (the “Prencen Equity”). In connection with the Prencen Investment, the Reporting Persons, as holders of the Notes and/or as holders of debt outstanding under the Second Lien Loan Agreement (as defined below), (i) consented to the issuance of the Prencen Equity, (ii) waived any right that may have been triggered by the issuance of the Prencen Equity to require the Company to redeem the Notes, (iii) agreed to certain other consents, waivers and/or amendments of the terms of the Notes and the Securities Purchase Agreement (as defined below) and (iv) received certain additional consent rights, each as further described below.In addition,for so long as the Partnerships (Watershed Capital Partners, L.P. and Watershed Capital Institutional Partners, L.P.) hold an aggregate of at least 25% of the initial principal amount of the Notes, the Partnerships shall have the right to designate one non-voting observer to the Company's Board of Directors.

Notes. As stated in the prior Schedule 13D, on February 9, 2007, the Partnerships entered into a Securities Purchase Agreement with the Company (the “Securities Purchase Agreement”). Contemporaneously with execution of the Securities Purchases Agreement, the Company, Prencen

Page 7 of 13 Pages

LLC and Prencen Lending LLC entered into that certain Third Amended and Restated Securities Purchase Agreement (the “Prencen Securities Purchase Agreement”) pursuant to which, among other things, the Company issued certain secured convertible notes due 2016 (the “Prencen Notes”; and together with the Notes, the “Third Lien Notes”) to Prencen Lending LLC. In connection with the Prencen Investment, the Securities Purchase Agreement was amended as of January 15, 2008. Pursuant to the terms of the Securities Purchase Agreement, as amended, the $10,000,000 principal amount of Notes originally issued and still held in aggregate by the Partnerships continues to mature on December 30, 2016 (subject to certain put and call rights described below) and bear interest at the rate of 9% per annum, subject to increases to up to 15% upon the occurrence or nonoccurrence of certain specified events. Interest on the Notes is payable in kind and shall be accrued and capitalized on a monthly basis.

The balance due under the Notes (including principal, interest and certain late charges, if any, specified in the Notes) remains convertible at any time, at the option of the holder(s), into Shares. Upon the issuance of the Prencen Equity, the conversion price of the Notes was automatically adjusted pursuant to the terms of the Notes to $0.1326 per Share, and is still subject to further anti-dilution adjustments should certain events occur. The Partnerships, however, continue not to be able to convert any amounts due under their Notes if and to the extent that, following such a conversion, either of them and any of their affiliates would collectively beneficially own more than 9.99% of the aggregate number of Shares outstanding following such conversion (such conversion limitation being the "Conversion Cap"). Based on the new conversion price, the $10,000,000 initial principal amount of Notes owned in aggregate by the Partnerships plus the PIK interest currently accrued and outstanding on such original principal amount would be convertible into approximately 82,000,000 Shares but due to the restrictions imposed by the Conversion Cap, only Notes convertible into 4,658,551 Shares are currently convertible. Pursuant to the terms of the Notes and after giving the Company 61 days written notice, each holder of Notes may decrease, and after that increase up to a limit of 9.99%, the beneficial ownership percentage specified in the Conversion Cap.

As provided for in the original terms of the Notes, at any time after the eighth anniversary of the issuance date of the Notes, the Company (on a one-time basis) or any holder (from time-to-time) may redeem all or any portion of the balance outstanding under the Notes at a premium of 7%. All of the Notes are redeemable at the election of the holder(s) holding a majority in principal amount of the outstanding Notes at any time upon the occurrence of an event of default, generally at a premium of at least 25% (no premium may be applicable for certain bankruptcy related events of default). The Notes are also redeemable by each holder upon a change of control of the Company (as defined in the Notes), at premiums of at least 20%. All payments to the holders of the Notes are subject to the provisions of an intercreditor agreement with certain senior claimholders of the Company.

The holder(s) of the Notes shall be entitled to such dividends, distributions, purchase or exchange rights made to holders of Shares to the same extent as if such holders had converted the Notes into Shares (without regard to the Conversion Cap but subject to the provisions of an intercreditor agreement with certain senior claimholders of the Company). In addition, pursuant to the terms of the Securities Purchase Agreement, as amended, and for so long as the Notes remain outstanding, each holder of Notes, including the Partnerships, has a right of first refusal with respect to any proposed issuance or sale by the Company of Common Stock Equivalents being offered in a Subsequent Placement (as such terms are defined in the Securities Purchase Agreement).

Page 8 of 13 Pages

As a result of the amendments to the Notes agreed to in connection with the Prencen Investment, the Company no longer has the right to satisfy certain of the American Stock Exchange listing requirements by exchanging a portion of the Third Lien Notes on a pro rata basis for shares of a newly created series of convertible preferred stock that would be convertible into Shares.

Registration Rights Agreement. The Partnerships, Prencen LLC, Prencen Lending LLC and the Company entered into an Amended and Restated Registration Rights Agreement dated as of January 15, 2008 (the “Amended Registration Rights Agreement”) pursuant to which, and subject to the terms and conditions therein, among other things, the parties agreed to extend the timeframe by which the Company is required to file a registration statement with respect to any Shares into which the Partnerships' Notes are convertible and any other Shares otherwise acquired by the Partnerships, Prencen LLC and/or Prencen Lending LLC. Under the Amended Registration Rights Agreement, the Company is required to file a registration statement with respect to such registrable securities on the earlier of 60 days after (i) the date on which the Company receives written or oral notification from the Securities and Exchange Commission that the Company may file a registration statement without the requirement to include any of the historical financial statements of the brands and other assets acquired by the Company from Coty, Inc. and certain of its affiliates and (ii) the filing of the Company's Annual Report on Form 10-K for the fiscal year ending February 28, 2010. The Amended Registration Rights Agreement continues to provide for the payment of certain fees for the failure to comply with such deadline or to maintain the effectiveness of the registration statement, as well as customary registration rights including demand registration rights and piggyback registration rights.

Board of Directors. Pursuant to the terms of the Securities Purchase Agreement, (i) the Company increased the size of its Board of Directors from five members to seven members and (ii) for so long as the Notes or certain warrants remain outstanding, the Company with the unanimous approval of all members of the Board of Directors of the Company may (subject to Prencen LLC’s right to designate one member to the Board of Directors) increase the size of the Board of Directors to no more than nine members, provided that one of such additional directors is to be designated by Prencen LLC (except as otherwise provided in the Prencen Securities Purchase Agreement (as described in the prior Schedule 13D)). Under the Certificate of Designations, Preferences and Rights for the Prencen Equity (the "Certificate of Designations"), (i) so long as Prencen LLC together with its affiliates hold at least 20% of the Prencen Equity issued on the Initial Issuance Date (as defined in the Certificate of Designations), the holders of the Prencen Equity shall be entitled to designate a majority of the members of the Board of Directors of the Company, and (ii) so long as the Prencen Equity remains outstanding, the Board of Directors of the Company shall consist of no more than nine members.

In addition and as stated above, in connection with the Partnerships' consents and waivers relating to the Prencen Investment, the Company has agreed that for so long as the Partnerships hold an aggregate of at least 25% of the initial principal amount of their Notes, the Partnerships shall have the right to designate one non-voting observer to the Company's Board of Directors.

Certain Consent Rights. In connection with the Prencen Investment, the Partnerships and the holders of loans under the First Lien Loan Agreement (defined below) and Second Lien Loan Agreement (defined below) were granted certain consent rights. Such consent rights include but are not limited to terms providing that the holders of the Prencen Equity do not have any (w) approval or veto rights over the issuance of capital stock upon conversion of the Third Lien Notes, (x) right to convert into the Company’s capital stock to the extent that, as a result thereof, there would be

Page 9 of 13 Pages

insufficient authorized capital stock of the Company available to allow the holders of the Notes issued pursuant to the Securities Purchase Agreement to fully exercise their conversion rights under such Notes, (y) right to participate in any Subsequent Placement (as defined in the securities purchase agreement pursuant to which the Prencen Equity was issued (the “Prencen Equity SPA”)) until after the holders of the Third Lien Notes have had the opportunity to participate (to the extent they elect to) in such subsequent placement in accordance with the terms of the Securities Purchase Agreement and Prencen Securities Purchase Agreement or (z) right to receive any distribution or any other payment (subject to certain exceptions), unless in each case the holders of a majority of the loans under the First Lien Loan Agreement, the holders of a majority of the loans under the Second Lien Loan Agreement (in each case solely to the extent such facility is then outstanding) and each of the applicable Partnerships (so long as each holds any principal amount of the Notes) each consent thereto. In addition, such provisions cannot be amended without the consent of such persons. The Partnerships and holders of loans under the First Lien Loan Agreement and Second Lien Loan Agreement are third party beneficiaries of the above described provisions.

First Lien Loan Agreement. In connection with the transactions contemplated by the Prencen Equity SPA and the Prencen Investment, the Credit Agreement dated as of February 9, 2007, as amended (the “First Lien Loan Agreement”) by and among the Company, its domestic subsidiaries, Wells Fargo Foothill, Inc., as arranger and administrative agent, and the other parties named therein was amended. In connection with such amendment, the Partnerships acquired certain loans under such First Lien Loan Agreement. For more information regarding the First Lien Loan Agreement, see a copy of the First Lien Loan Agreement attached as an exhibit to the Form 8-K filed by the Company with the Securities and Exchange Commission on February 15, 2007, with those amendments attached as exhibits to the Form 8-K filed by the Company with the Securities and Exchange Commission on October 10, 2007 or the January 22 8-K.

Second Lien Loan Agreement. The Partnerships are also the lenders under the Second Lien Credit Agreement dated as of February 9, 2007, as amended (the “Second Lien Loan Agreement”), by and among the Company, its domestic subsidiaries, Watershed Administrative, LLC, as administrative agent, and the other parties named therein, which agreement was further amended in connection with the Prencen Investment. For more information regarding the Second Lien Loan Agreement, see a copy of the Second Lien Loan Agreement attached as an exhibit to the Form 8-K filed by the Company with the Securities and Exchange Commission on February 15, 2007, with those amendments attached as exhibits to the Form 8-K filed by the Company with the Securities and Exchange Commission on October 10, 2007 or the January 22 8-K.

General. The descriptions contained herein of the Notes, the Securities Purchase Agreement, the Prencen Securities Purchase Agreement, the First Lien Loan Agreement and the Second Lien Loan Agreement, each as amended and as further amended in connection with the Prencen Investment, the Amended Registration Rights Agreement, the Third Lien Share Waiver (as defined in the Prencen Equity SPA), the Prencen Equity SPA and the Certificate of Designations are qualified in their entirety by the full terms and conditions of such agreements, which agreements are incorporated by reference herein. For additional information regarding these agreements, see a copy of the agreements attached as exhibits to the prior Schedule 13D, the Company's 8-K filed with the Securities and Exchange Commission on February 15, 2007 and October 10, 2007 and the January 22 8-K.

Page 10 of 13 Pages

As stated in the prior Schedule 13D, the purpose of the acquisition of the Notes was for investment, and the acquisitions of the Notes by each of the Partnerships were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

Subject to the terms and conditions of the Notes and the Securities Purchase Agreement described above (including but not limited to the Conversion Cap), although no Reporting Person has any specific plan or proposal to acquire or dispose of any Notes and/or Shares, consistent with its investment purpose, each Reporting Person may, at any time and from time to time, acquire additional Third Lien Notes and/or Shares or dispose of any or all of its Notes and/or Shares depending upon an ongoing evaluation of the investment in the Notes and/or Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. Subject to the terms and conditions of the Notes and the Securities Purchase Agreement described above (including but not limited to the Conversion Cap), no Reporting Person has made a determination regarding a maximum or minimum number of Third Lien Notes and/or Shares which it may hold at any point in time.

Also, consistent with their investment intent, the Reporting Persons may engage in communications (through their Board observer or otherwise) with one or more shareholders or noteholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company, one or more potential investors in the Company and/or other persons regarding the Company, including but not limited to its operations, its capital structure and potential strategies to enhance shareholder value. During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 6. Contracts, Arrangements, Understandings Or

Relationships With Respect To Securities Of The Issuer

Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

Other than the Notes, the Securities Purchase Agreement, the First Lien Loan Agreement, the Second Lien Loan Agreement, the Amended Registration Rights Agreement, the Third Lien Share Waiver, the Prencen Equity SPA and the Certificate of Designations (each as described in Item 4 above or in the prior Schedule 13D) and as otherwise described in this Schedule 13D and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits

The following documents filed as exhibits are incorporated herein by reference:

Page 11 of 13 Pages

1. The initial Notes issued to the Partnerships were filed as Exhibit 2 and Exhibit 3 to the prior Schedule 13D.

2. The Securities Purchase Agreement, the Prencen Securities Purchase Agreement, the First Lien Loan Agreement and the Second Lien Loan Agreement were filed as exhibits to the Form 8-K filed by the Company on February 15, 2007.

3. The Second Amendment to the First Lien Loan Agreement and the First Amendment to the Second Lien Loan Agreement were filed as exhibits to the Form 8-K filed by the Company on October 10, 2007.

4. The Third Amendment To, and Waiver Under, the First Lien Loan Agreement; the Second Amendment To, and Waiver Under, the Second Lien Loan Agreement; the Third Lien Share Waiver; the Amended Registration Rights Agreement; the Prencen Equity SPA and the Certificate of Designations were filed as exhibits to the Form 8-K filed by the Company on January 22, 2008.

Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2008

/s/ Meridee A. Moore

WS PARTNERS, L.L.C.,

On its own behalf,

as the General Partner of

WATERSHED CAPITAL PARTNERS, L.P.,

And WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P.,

By Meridee A. Moore,

Senior Managing Member

/s/ Meridee A. Moore

WATERSHED ASSET MANAGEMENT, L.L.C.

By Meridee A. Moore,

Senior Managing Member

/s/ Meridee A. Moore

Meridee A. Moore

Page 13 of 13 Pages